Filed by Li-Cycle Holdings Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Peridot Acquisition Corp.

(Commission File No. 001-39551)

Li-Cycle to Build New Lithium-Ion Battery Recycling Facility in Arizona

Commercial Spoke 3 to process 10,000 tonnes of batteries per year, bringing Li-Cycle’s North American recycling capacity to 20,000 tonnes per year

TORONTO, Ontario (April 14, 2021) – Li-Cycle Corp. (“Li-Cycle” or “the Company”), an industry leader in lithium-ion battery resource recovery and the largest lithium-ion battery recycler in North America, today announced that the Company will build its third commercial lithium-ion battery recycling facility, to be located in Gilbert, Arizona, within the Phoenix metropolitan area.

When complete, Li-Cycle’s “Spoke 3” facility will be capable of processing up to 10,000 tonnes of end-of-life batteries and battery manufacturing scrap per year, bringing Li-Cycle’s total recycling capacity to 20,000 tonnes per year. The construction of Spoke 3 builds on Li-Cycle’s existing North American Spokes, located in Rochester, New York and Kingston, Ontario, and is part of Li-Cycle’s strategic roadmap to construct twenty Spokes globally over the next five years. The Phoenix metropolitan area is strategically located close to Li-Cycle’s existing battery supply network, as well as being at the nexus of where there will be continued growth in the quantity of lithium-ion batteries available for recycling.

“Once completed, our newest Spoke facility will add significant recycling capacity to Li-Cycle, strategically expanding the geographic footprint of our closed-loop solution for recycling lithium-ion battery materials,” said Tim Johnston, Co-Founder and Executive Chairman of Li-Cycle. “Our Arizona Spoke will have two 5,000 tonne processing lines, effectively doubling our total recycling capacity in North America. It will also be engineered to directly process full electric vehicle packs without any dismantling. Spoke 3 will mark another important milestone as we continue to execute on our global growth plans and scale our sustainable, safe and innovative Spoke & Hub TechnologiesTM.”

“Arizona is thrilled to be selected as the home of Li-Cycle’s new lithium battery recycling plant,” said Governor Doug Ducey. “This new facility will support Arizona’s growing electric vehicle industry by helping meet the demand for battery materials – in a way that’s sustainable and environmentally friendly. Li-Cycle is a welcome addition to Arizona’s thriving technology ecosystem, and we thank their entire team for choosing Arizona.”

Li-Cycle’s Spokes convert battery manufacturing scrap and end-of-life batteries into intermediate products, including “black mass”, a powder substance which contains a variety of metals, including lithium, cobalt and nickel. The Spokes will supply black mass to Li-Cycle’s future North American Hub, which is currently in late-stage development in Rochester, New York. The North American Hub will process black mass through a hydrometallurgical circuit to produce critical, battery-grade materials, including lithium carbonate, cobalt sulphate and nickel sulphate, as well as other recycled materials that can be returned to the economy. Li-Cycle’s patented Spoke & Hub Technologies™ minimize the overall environmental footprint of the end-to-end resource recovery process, and substantially reduce the intensity of GHG emissions that would otherwise be produced from mining these finite resources.

“With our rapidly expanding electric vehicle sector and focus on sustainability, Arizona is the perfect destination for Li-Cycle’s western-U.S. battery recycling hub,” said Sandra Watson, President and CEO of the Arizona Commerce Authority. “The Company’s cutting-edge technology fills a growing supply chain need while providing an eco-friendly solution for battery recycling. Arizona is proud to be a partner in Li-Cycle’s success and contribute to the positive impact they will continue to have.”

The imperative for economically and environmentally sustainable resource recycling is growing in lockstep with the rapid growth of battery manufacturing. Li-Cycle utilizes its proprietary Spoke & Hub Technologies™ to achieve the industry-leading recovery rate of up to 95% resource mass recovery and to produce the critical battery materials underpinning the global growth in electric vehicle production. Legacy recycling technologies have largely relied on thermal operations, which can emit harmful emissions and result in lower recovery rates. The Company’s two-stage battery recycling model enables customers to benefit from a safe and environmentally friendly solution for recycling all types of lithium-ion materials.

On February 16, 2021, Li-Cycle announced its entry into a definitive business combination agreement with Peridot Acquisition Corp. (NYSE: PDAC) (“Peridot”). Upon the closing of the business combination, which is expected in the second quarter of 2021, the combined company will be named Li-Cycle Holdings Corp. Li-Cycle intends to apply to list the common shares of the combined company on the New York Stock Exchange under the new ticker symbol, “LICY.”

About Li-Cycle Corp.

Li-Cycle is on a mission to leverage its innovative Spoke & Hub Technologies™ to provide a customer-centric, end-of-life solution for lithium-ion batteries, while creating a secondary supply of critical battery materials. Lithium-ion rechargeable batteries are increasingly powering our world in automotive, energy storage, consumer electronics, and other industrial and household applications. The world needs improved technology and supply chain innovations to better manage battery manufacturing waste and end-of-life batteries and to meet the rapidly growing demand for critical and scarce battery-grade raw materials through a closed-loop solution. For more information, visit https://li-cycle.com/.

CONTACTS

Investor Relations: investors@li-cycle.com

Press: media@li-cycle.com

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction involving Li-Cycle and Peridot, Li-Cycle Holdings Corp. (“Newco”) has prepared and filed with the SEC a registration statement on Form F-4 that includes both a prospectus of Newco and a proxy statement of Peridot (the “Proxy Statement/Prospectus”). Once effective, Peridot will mail the Proxy Statement/Prospectus to its shareholders and file other documents regarding the proposed transaction with the SEC. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other documents Peridot or Newco may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, ANY AMENDMENTS OR SUPPLEMENTS TO THE PROXY STATEMENT/PROSPECTUS, AND OTHER DOCUMENTS FILED BY PERIDOT OR NEWCO WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the Proxy Statement/Prospectus and other documents filed with the SEC by Peridot or Newco through the website maintained by the SEC at www.sec.gov.

Investors and securityholders will also be able to obtain free copies of the documents filed by Peridot and/or Newco with the SEC on Peridot’s website at www.peridotspac.com or by emailing investors@li-cycle.com.

PARTICIPANTS IN THE SOLICITATION

Li-Cycle, Peridot, Newco, and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, are set forth in the Proxy Statement/Prospectus. Information regarding the directors and executive officers of Peridot is contained in Peridot’s Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 26, 2021 and certain of its Current Reports filed on Form 8-K. These documents can be obtained free of charge from the sources indicated above.

NO OFFER OR SOLICITATION

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities of Peridot or Newco or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements contained in this communication may be considered forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21 of the Securities Exchange Act of 1934, as amended, including statements regarding the proposed transaction involving Li-Cycle and Peridot and the ability to consummate the proposed transaction. Forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “may,” “will,” “should,” “would,” “expect,” “anticipate,” “plan,” “likely”, “believe,” “estimate,” “project,” “intend,” and other similar expressions among others. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties and are not guarantees of future performance. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation: (i) the risk that the conditions to the closing of the proposed transaction are not satisfied, including the failure to timely or at all obtain shareholder approval for the proposed transaction or the failure to timely or at all obtain any required regulatory clearances, including under the Hart-Scott Rodino Antitrust Improvements Act; (ii) uncertainties as to the timing of the consummation of the proposed transaction and the ability of each of Li-Cycle and Peridot to consummate the proposed transaction; (iii) the possibility that other anticipated benefits of the proposed transaction will not be realized, and the anticipated tax treatment of the combination; (iv) the occurrence of any event that could give rise to termination of the proposed transaction; (v) the risk that stockholder litigation in connection with the proposed transaction or other settlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; (vi) changes in general economic and/or industry specific conditions; (vii) possible disruptions from the proposed transaction that could harm Li-Cycle’s business; (viii) the ability of Li-Cycle to retain, attract and hire key personnel; (ix) potential adverse reactions or changes to relationships with customers, employees, suppliers or other parties resulting from the announcement or completion of the proposed transaction; (x) potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed transaction that could affect Li-Cycle’s financial performance; (xi) legislative, regulatory and economic developments; (xii) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism, outbreak of war or hostilities and any epidemic, pandemic or disease outbreak (including COVID-19), as well as management’s response to any of the aforementioned factors; and (xiii) other risk factors as detailed from time to time in Peridot’s reports filed with the SEC, including Peridot’s annual report on Form 10-K, periodic quarterly reports on Form 10-Q, periodic current reports on Form 8-K and other documents filed with the SEC. The foregoing list of important factors is not exclusive. Neither Li-Cycle nor Peridot can give any assurance that the conditions to the proposed transaction will be satisfied. Except as required by applicable law, neither Li-Cycle nor Peridot undertakes any obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

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